Nova Star Innovations, Inc.

369 East 900 South, Suite 281

Salt Lake City, UT 84111

November 8, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Nova Star Innovations, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 22, 2011

Correspondence Submitted August 5, 2011

File No.  000-33399

Dear Ms. Jenkins,

This letter is in response to your comment letter dated September 13, 2011 regarding the above identified Form 10-K of Nova Star Innovations, Inc. (the “Company”).  The Company is filing via EDGAR this response letter and the amended Form 10-K and Form 10-Q as described below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Response Letter Submitted on August 5, 2011

Report of Independent Registered Public Accounting Firm, Page 12

1.

We have read your response to the first comment in our letter dated July 26, 2011 and acknowledge the specific audit guidance.  Please note that there is an additional requirement for SEC registrants in the situation you describe.  If a successor auditor makes reference to the work of a predecessor auditor, the staff has interpreted the guidance of Article 2 of Regulation S-X to mean that the audit report of the predecessor auditor should be presented.  In your situation, the predecessor auditors’ report cannot be filed with the Commission since it is no longer registered with the PCAOB; accordingly, the financial statements audited by the predecessor auditor will now have to be reaudited.  Please revise.

Response:  The Amendment No. 1 to the Company’s Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K/A”) includes the reaudited cumulative period and the appropriate auditors’ report issued by a PCAOB-registered auditor that covers the financial statements of all periods from April 25, 1986 (inception) to December 31, 2010.

.

In addition, we have revised Item 9A of the 2010 Form 10-K/A to clearly state that our DC&P were ineffective as of the end of the period covered by that report.  We have also filed an Amendment No. 1 to the Company’s March 31, 2011 Form 10-Q that revises Part I, Item 4 to clearly state that our DC&P were ineffective as of the end of the period covered by that report.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

*

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended forms adequately address your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Mark S. Clayton

Mark S. Clayton

President